SECURITIES AND EXCHANGE COMMISSION


                        WASHINGTON,  D. C.  20549


                              SCHEDULE 13G


                Under the Securities Exchange Act of 1934


                          OSHKOSH B GOSH, INC.
                            (NAME OF ISSUER)



                  CLASS A COMMON SHARES WITHOUT PAR VALUE
                     (Title of Class of Securities)


                               688222207
                             (CUSIP Number)


                          DECEMBER 31, 1993
                                 (Date)


    Check the following box if fee is being paid with this statement


          _____________________________________________________
















CUSIP NO.   688222207
______________________________________________________________________________

1)   Names of Reporting Persons         I.R.S. No.  31-0738296
     S.S. or I.R.S. Identification Nos. of             BANC ONE CORPORATION
     Above Persons
___________________________________________________________________________

2)   Check the Appropriate Box if a
     Member of a Group                (a) ____________________
     (See Instructions)               (b) ____________________
_____________________________________________________________________________

3)   SEC Use only
______________________________________________________________________________

4)   Citizenship or Place of
     Organization                      OHIO CORPORATION
______________________________________________________________________________

Number of Shares         (5)  Sole Voting Power        1,719,559
Beneficially             (6)  Shared Voting Power      0
Owned by            (7)  Sole Dispositive Power        1,608,307
Each Reporting      (8)  Shared Dispositive Power      131,732
Person with
______________________________________________________________________________

9)   Aggregate Amount Beneficially                1,740,039
     Owned by Each Reporting Person
______________________________________________________________________________

10)  Check if the Aggregate Amount
     in Row (9) Excludes Certain
     Shares (See Instructions)
______________________________________________________________________________

11)  Percent of Class Represented
     by Amount in Row 9                           13.10%
______________________________________________________________________________

12)  Type of Reporting Person
     (See Instructions)                           HC
____________________________________________________________________________

Item 1(a) Name of Issuer:                         OSHKOSH B GOSH, INC.

Item 1(b) Address of Issuer's principal executive
           offices:                122 OTTER AVE
                                   OSHKOSH, WI 54901

Item 2(a) Name of person filing:        BANC ONE CORPORATION

Item 2(b) Address of principal business office or,   100 East Broad Street
          if none residence:            Columbus, Ohio  43271-0251

Item 2(c) Citizenship:                  Not Applicable

Item 2(d) Title of class of securities: CLASS A COMMON SHARES WITHOUR PAR
                                        VALUE

Item 2(e) CUSIP No.:                     688222207

Item 3.   This statement is filed pursuant to Rule 13d-1(c).

Item 4.   Ownership

          This beneficial ownership by BANC ONE CORPORATION with respect to common shares of OSHKOSH B GOSH, INC., CLASS A as of December 31, 1993 is as follows :

          (a)  Amount beneficially owned:         1,740,039
          (b)  Percent of class              13.10%

          (c)  Number of shares as to which such person has:

               (i)  Sole power to vote or to direct the vote:    1,719,559
               (ii) Shared power to vote or to direct the vote:  0
               (iii)     Sole power to dispose or to direct the
                    disposition of:                         1,608,307
               (iv) Shared power to dispose or to direct the
                    disposition of:                         131,732

Item 5.   Ownership of 5 percent or less of a Class.  N/A

Item 6.   Ownership of More than 5 percent on Behalf of Another Person. N/A



Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
          BANK ONE OHIO TRUST CO., NA
          BANK ONE WISCONSIN TRUST COMPANY, NA
          BANK ONE, ARIZONA, NA
          THE ONE GROUP

Item 8.   Identification and Classification of Members of the Group. N/A

Item 9.   Notice of Dissolution of group.         N/A

Item 10.  Certification.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:        FEBRUARY 15, 1994


                                   BANC ONE CORPORATION

                              By:    WILLIAM C. LEITER
                                     William C. Leiter, Controller